2026 Arm Holdings plc Annual General Meeting Results

On September 9, 2026, Arm Holdings plc (the “Company”) held its 2026 annual general meeting (the “AGM”). Voting at the AGM was conducted by way of a poll, and each ordinary share, which may be represented by American Depositary Shares, issued and outstanding as of the close of business on the record date was entitled to one (1) vote on each resolution at the AGM.

The following are the voting results for the proposals considered and voted upon at the AGM, each of which was an ordinary resolution requiring a simple majority:

Proposal	For	Against	Vote Withheld
To appoint George Kanelos, acting as proxy for SVF Holdco (UK) Limited, as chair of the meeting	1	0	0
To receive the accounts of the Company for the financial year ended 31 March 2026 together with the reports of the directors and the auditors of the Company thereon	980,982,267	65,062	438,506
To receive and approve the directors’ remuneration policy	939,316,303	36,422,591	5,746,941
To receive and approve the directors’ remuneration report (other than the directors’ remuneration policy)	957,746,308	18,303,502	5,436,025
To re-appoint Deloitte LLP as auditors of the Company	980,884,379	81,201	520,255
To authorise the audit committee of the board of directors of the Company to fix the remuneration of the auditors of the Company	980,770,912	170,003	544,920
To re-elect Masayoshi Son as a director of the Company	957,709,573	22,803,935	972,327
To re-elect Rene Haas as a director of the Company	962,126,190	18,408,386	951,259
To re-elect Ronald D. Fisher as a director of the Company	957,253,191	23,217,929	1,014,715
To re-elect Jeffrey A. Sine as a director of the Company	957,217,873	23,248,415	1,019,547
To re-elect Karen E. Dykstra as a director of the Company	975,803,119	5,217,743	464,973
To re-elect Rosemary Schooler as a director of the Company	975,219,835	5,798,342	467,658
To re-elect Paul E. Jacobs as a director of the Company	975,208,659	5,810,259	466,917
To re-elect Young Sohn as a director of the Company	975,798,481	5,217,018	470,336

Based on the foregoing votes, the shareholders approved all of the proposals.